New issue announcement
Perth, Australia:
Open Briefing. Orbital Engine Corp. CEO on Profit Improvement
Record of interview.

corporatefile.com.au
Orbital Engine Corporation Limited recently reported net profit of
2.1 million dollars for the first half ended December 2003 compared with a loss of 2.9 million dollars in the previous comparable period.
The result is more than double your 1.0 million dollars net profit in the second half of 2003 and was achieved in spite of a 67 percent fall in revenue. What were the key contributors to the continuing profit improvement.

CEO Peter Cook
The key contributors were the improved performance in our engineering consulting area, the increase in licences and royalties half on half, and the continuing cost benefits, particularly in our overheads, that are coming from restructuring we have put in place over the past 18 months.

The revenue shortfall was expected and the result of the transfer of our marine and recreation systems business to Synerject, our joint venture with Siemens VDO, which was completed as at April 1, 2003. The restructurings made a positive contribution to profit.

corporatefile.com.au
First half EBIT was 1.9 million dollars. This compares with an EBIT loss of 3.1 million dollars previously and a profit of 1.1 million dollars in the recent second half. Is it realistic to expect this level of operational profit improvement to continue over the remainder of the current year ending June 2004.

CEO Peter Cook
We expect the second half to look pretty much like the first, excluding currency gains or losses. We are expecting the benefits of our restructuring to continue to roll out and on the revenue side, we would expect to see similar results in our engineering consulting activities with some softening in our royalty and licence income due to timing.
We also expect some earnings increases from Synerject.

corporatefile.com.au
Synerject contributed after tax earnings of 0.9 million dollars to the first half result, compared with 0.7 million dollars previously. What were the drivers of this growth and is Synerject performing in line with expectations following its 2003 restructure.

CEO Peter Cook
In US dollar terms, Synerjects meeting our expectations following the restructuring. Synerjects a US business and its contribution to our profit improved in spite of the currency translation loss compared with the previous period.

corporatefile.com.au
Given Synerjects based in the US and some of its major markets are in Europe, what impact is the current weakness of the US dollar having on its pricing and margins.

CEO Peter Cook
Synerject essentially sources its componentry and builds its product in the US and does sell a reasonable proportion of its output in Euros. So in the current currency environment, it is had an improvement in profitability attributable to currency. Of course when we take up our 50 percent share of that profit and translate it into Australian dollars, the benefits reduced. Generally, Synerjects reasonably well protected from currency movements but it did benefit in the first half.

corporatefile.com.au
Whats the outlook for Synerjects earnings for the full year.

CEO Peter Cook
All I am willing to say is that Synerjects underlying business is performing reasonably well and that it usually produces a better second half than first half.

corporatefile.com.au
In the first half, Orbitals engineering services income was
6.1 million dollars, up 26 percent from the previous comparable period and ahead of your 20 percent growth target for the current year.
Whats driving this revenue growth and can you maintain the momentum.

CEO Peter Cook
The growth reflects our focus on the area and our ability to win business. But, while we do expect to deliver our targets, there is a timing issue and we do not expect to sustain that 26 percent growth over the full year. Work on hand indicates that a reasonable proportion of the orders we need in the second half have already been received. Sales are the key.
We seem to be developing appropriate relationships with key customers and the market is receptive. However, weare primarily an outsource service provider and very dependent on the health of the automotive and power train industries.

corporatefile.com.au
Engineering services made an EBIT profit of 1.2 million dollars in the first half. Will further profit improvement in this area depend purely on driving top line growth. What is the size of the potential market.

CEO Peter Cook

The global market for engineering power train services is estimated at something like AD15 billion. Probably about 15 percent of that is supplied by external engineering consultants such as ourselves, which makes it a market of more than AD2 billion globally. Obviously, we are a tiny, niche player in that market, and should not be limited by the market size or the opportunity. However, all our work is under individual contracts of variable size that we have to win separately.

The business does have an element of fixed cost, so what will drive profit improvement is clearly the top line and our ability to secure sales and assignments. That means being responsive to what our customers need and making certain we provide those services in a cost effective way.

corporatefile.com.au
Royalty and licence income was 1.9 million dollars in the first half, up from 1.6 million dollars previously. What is the outlook for royalty and licence income over the remainder of the year.

CEO Peter Cook
Licence incomes always lumpy, and we did receive a licence payment in the first half. We do have some concern that there will be a deterioration in our royalty income from the 50 cc scooter market in the second half. That stems from some instability we are seeing in the European market, partly because of imports and partly because of underlying cost problems the European manufacturers are having.
On the positive side, Mercurys new three cylinder engine range is looking better than we would have thought, which could partly compensate.

corporatefile.com.au
Cash flow from operations was negative 0.3 million dollars in the first half, compared with negative 6.1 million dollars previously. When do you expect the business to generate positive cash flow from operations.

CEO Peter Cook
We view our cash flow from operations as being positive.
The negative 0.3 million dollars at the end of December reflects the timing of collections and collections made in the early part of January have corrected that. We see the underlying business as capable of generating cash hence forth. We will have some cash outlays in the second half as we reduce our rental expense and relocate from our current leased offices into existing, owned premises. But those expenses are directed at cost saving.

corporatefile.com.au
Orbitals capex appears to have been minimal in recent periods while the business was being turned around. What will be the capital requirements of the business going forward, particularly if you are to sustain growth.

CEO Peter Cook
In terms of plant and facility upgrades, we do foresee the need for some expenditure over the next three years. We would expect it to be well within our depreciation figure.

corporatefile.com.au
Orbital had cash in hand of 12.0 million dollars as of the end of December, up from 9.0 million dollars at the end of June. What level of cash backing do you require for your on going operations and what is the outlook for cash at the end of June 2004.

CEO Peter Cook
We would expect to generate positive cash from underlying trading in the second half. So excluding the capital spending for the office relocation, we would expect cash in hand at June 30, 2004 to be similar to the December 31, 2003 number.

corporatefile.com.au
Thank you Peter.


ends

Orbital is a leading international developer of engine technologies using direct in-cylinder fuel injection and lean-burn systems for enhanced fuel economy and lower emissions. The company serves the worldwide automotive, marine,recreational and motorcycle markets. Headquartered in Perth, Western Australia, Orbital stock is traded on the Australian Stock Exchange (OEC), the New York Stock Exchange (OE) as well as the Berlin (ORE) and Frankfurt
(OREA) Exchanges.

CONTACTS:Website
http://www.orbeng.com.au/
Australia:  Mr Keith Halliwell
Chief Executive Officer
Tel: +61 8 9441 2311 USA: Tel: 1866 714 0668